UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On October 27, 2023, KB Financial Group Inc. (“KB Financial Group” or the “Company”) furnished a public notice regarding the convocation of its extraordinary general meeting of shareholders to be held on November 17, 2023 (the “EGM”).

The agenda for the EGM is currently being distributed to shareholders of KB Financial Group for their reference as they exercise their voting rights.

Agenda:

1)	Appointment of an executive director

•	Executive director candidate: Mr. Jong Hee Yang

Details of the Agenda for the Extraordinary General Meeting of Shareholders

Agendum 1. Appointment of an Executive Director

Nominee for Executive Director(1)(2)

Name	Date of Birth	Nominating Entity	Term of Office	Current Position	Career
Jong Hee Yang (New appointment)	06/10/1961	The Board of Directors (The CEO Nominating Committee)	3 years(3)	Vice Chairman, KB Financial Group	• Vice Chairman, KB Financial Group (Jan. 2021 ~ Present)
• Head of the Retail Customer, Wealth Management & Pension and Small & Medium Enterprise Business Units, KB Financial Group (Jan. 2023 ~ Present)
• Head of the Digital and IT Business Units, KB Financial Group (Jan. 2022 ~ Present)
• Head of the Insurance and Global Business Units, KB Financial Group (Jan. 2021 ~ Present)
• Head of the Insurance Business Unit, KB Financial Group (Jan. 2019 ~ Dec. 2020)
• Chief Executive Officer, KB Insurance Co., Ltd. (Mar. 2016 ~ Dec. 2020)
• Advisor (Nominee for CEO), KB Insurance Co., Ltd. (Jan. 2016 ~ Mar. 2016)
• Senior Executive Vice President and Head of Financial Planning, Investor Relations, and Human Resources, KB Financial Group (Jan. 2015 ~ Dec. 2015)
• Managing Director and Head of Strategic Planning, KB Financial Group (Jan. 2014 ~ Dec. 2014)
• General Manager and Head of Strategic Planning, KB Financial Group (Jul. 2013 ~ Dec. 2013)

Notes:	(1) The nominee (i) has not engaged in any transactions with KB Financial Group during the past three years and (ii) does not have any relationships with the largest shareholder of KB Financial Group.
(2) The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.
(3) The nominee’s term of office is expected to be from November 21, 2023 to November 20, 2026.

The Board of Directors’ Reasons for Recommending the Nominee

Name	Reasons for Recommendation
Jong Hee Yang

•   The nominee possesses a deep understanding of Kookmin Bank’s operations and system, based on his extensive experience serving over 20 years at Kookmin Bank at both the branch and headquarters levels. In addition, the nominee has accumulated broad knowledge and insight into the Group’s business as a whole, through his services in the financial planning, investor relations and human resources departments as well as the office of board of directors of KB Financial Group. After leading KB Financial Group’s successful acquisition of LIG Insurance, the nominee served as the chief executive officer of KB Insurance for five years from 2016, during which time he increased KB Insurance’s net profit and laid the foundations for elevating KB Insurance to become one of the Group’s core subsidiaries, thereby strengthening the non-banking operations of the Group. For a period of three years since his appointment as the vice chairman of KB Financial Group in 2021, the nominee has led the Global, Insurance, Digital, Retail Customer, Wealth Management & Pension and Small & Medium Enterprise business units, demonstrating his capabilities by leading both the Group’s banking and non-banking operations to enhance the Group’s performance.

•   Having served as a key management member of the Group, Kookmin Bank and a non-banking affiliate of the Group, the nominee has accumulated expertise in both banking and non-banking operations. He also possesses a high level of insight into the digital and global businesses, as well as ESG management. In addition, he has demonstrated that he possesses the qualities to become the chief executive officer of the Group through his outstanding performances as the chief executive officer of KB Insurance and the vice chairman of KB Financial Group.

•   Not only does the nominee possess the leadership to take the lead and communicate and empathize with all relevant stakeholders, but he also possesses a unique strategy for KB Financial Group’s future as well as a strong determination to execute such strategy.

•   The nominee satisfies all relevant legal requirements to become an executive director. The board of directors recommends this nominee based on its strong belief that the nominee would be the most capable candidate to lead KB Financial Group to a new future and sustainable growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 27, 2023	By:	/s/ Scott Y. H. Seo
(Signature)
	Name:	Scott Y. H. Seo
	Title:	Senior Executive Vice President and Chief Finance Officer